Filed by Seacoast Banking Corporation of Florida, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Villages Bancorporation, Inc. Commission File No.: 000-13660 -------------------------------------------------------------------------------------------------------------------------

Filed by Seacoast Banking Corporation of Florida, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Villages Bancorporation, Inc.

Commission File No.: 000-13660

VILLAGES BANCORPORATION INC.

June 18, 2025

To Our Shareholders:

We are pleased to announce that on May 29, 2025, the Board of Directors of Villages Bancorporation, Inc., parent company of Citizens First Bank ("VBI"), approved a definitive Agreement and Plan of Merger providing for VBI to combine with and into Seacoast Banking Corporation of Florida, parent company of Seacoast National Bank (collectively, "Seacoast"), headquartered in Stuart, Florida. We are delighted to merge our two banks, which share a similar philosophy of local decision-making, investing in our communities, and making banking simple for our customers.

Seacoast provides integrated financial services including commercial and retail banking, wealth management, mortgage and insurance services to customers through advanced banking solutions. Seacoast currently serves customers at 79 full-service branches across Florida, and through advanced mobile and online banking solutions.

We anticipate that we will be holding a special meeting of VBI shareholders to approve the merger transaction with Seacoast during the third quarter of this year. Proxy information will be forthcoming and will provide additional details about the proposed merger and the matters to be voted upon at the forthcoming special shareholders' meeting. The proxy statement/prospectus will include detailed information on voting procedures, shareholder rights and risk factors associated with the merger.

If VBI shareholders approve the merger with Seacoast and the merger is consummated, VBI shareholders will be entitled to receive cash and/or Seacoast common stock (or, in certain limited circumstances, Seacoast preferred stock) in exchange for their VBI shares, as specified in the merger agreement.

We strongly encourage our shareholders to locate your original stock certificates. If you cannot locate your original certificate, you must file a lost certificate affidavit with VBI to replace the lost, stolen or destroyed certificate(s) prior to the close of the merger. After the transaction closing date, VBI shareholders with lost, stolen, or destroyed shares will be asked to provide:

(1) An affidavit that the certificate has been lost, stolen or destroyed

and

(2) The posting of a bond in favor of the exchange agent, the cost of which will be approximately 3% to 4% of the value of the shares represented by the lost, stolen, or destroyed certificate, which you must pay to the bonding company.

To prevent delay and potential costs to you, if your stock certificate(s) has been lost, stolen or destroyed please contact Jay Bartholomew at jay.bartholomew@mycitizensfirst.com as soon as

possible to arrange for a replacement certificate(s). If you have further questions, please feel free to contact me.

We look forward to partnering our employees, customers and shareholders with the Seacoast organization.

Sincerely,

Jay Bartholomew
President and Chief Executive Officer

Additional Information

Seacoast will file a registration statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") in connection with the proposed Merger. The registration statement will include a proxy statement of VBI and a prospectus of Seacoast. A definitive proxy statement/prospectus will be mailed to shareholders of VBI. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain (when available) these documents free of charge at the SEC's Web site (www.sec.gov). In addition, documents filed with the SEC by Seacoast will be available free of charge by contacting Investor Relations at (772) 288-6085.

VBI, its directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed Merger. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC.

Cautionary Notice Regarding Forward-Looking Statements

This letter contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. These statements are subject to numerous risks and uncertainties. These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of VBI in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to the closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of Seacoast and VBI, including unexpected transaction costs, the costs of integrating operations, severance, professional fees and other expenses; the diversion of management time on issues related to the merger; the failure to consummate or any delay in consummating the merger for other reasons; changes in laws or regulations; the risks of customer and employee loss and business disruption, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers and employees by competitors; the difficulties and risks inherent with entering new markets; and other factors that may affect future results of Seacoast and VBI including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board, legislative and regulatory actions and reforms and any other changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Seacoast's most recent Form 10-K report, Form 10-Q report and Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast or VBI.